

07004064

SEC ...ISSION

Washington, D.C. 20549


RECEIVED
FEB 2 6 2007
152
WASH. D.C.
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-047285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PICTET OVERSEAS INC.

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2900
(No. and Street)

Montreal	Quebec, Canada	H3A 3J6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

David PARSONS / Ana Maria OUELLET — 514-350-6263 / 514-350-6235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800	Montreal	Quebec, Canada	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

AB 3/17

OATH OR AFFIRMATION

I, David Parsons / Ana Maria Ouellet __________________ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________ Pictet Overseas Inc. ______________________________ , as of ________ December 31, 2006 ______________________ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__________N/A ______________________________



David PARSONS
Chief Operating Officer & Secretary



Ana Maria OUELLET
Vice President



Notary Public
Déodat Lê, Lawyer
Quebec Bar No. 194117-8

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
2007
WASH. D.C.
152
SECTION

Pictet Overseas Inc.

Financial Statements
December 31, 2006
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502



February 22, 2007

Auditors' Report

To the Shareholder of
Pictet Overseas Inc.

We have audited the balance sheet of **Pictet Overseas Inc.** as at December 31, 2006 and the statements of earnings, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital as at December 31, 2006, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Pictet Overseas Inc.

Balance Sheet

As at December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $
Assets		
Current assets		
Cash (note 3)	130,472	221,623
Short-term deposits	5,755,000	5,450,000
Accounts receivable	113,630	27,162
	5,999,102	5,698,785
Boston Stock Exchange Seat	800	800
Boston Stock Exchange Clearing Fund Deposit	6,000	6,000
	6,005,902	5,705,585
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	133,400	60,721
Income taxes payable	5,929	942
	139,329	61,663
Shareholder's Equity		
Capital stock (note 4)	5,000,000	5,000,000
Retained earnings	866,573	643,922
	5,866,573	5,643,922
	6,005,902	5,705,585

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors


Director


Director

Pictet Overseas Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2006

(expressed in U.S. dollars)

	Common stock		Preferred stock			
	Number of Class A common shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance at December 31, 2004	2,500,000	2,500,000	2,500,000	2,500,000	430,883	5,430,883
Net earnings	-	-	-	-	213,039	213,039
Balance at December 31, 2005	2,500,000	2,500,000	2,500,000	2,500,000	643,922	5,643,922
Net earnings	-	-	-	-	222,651	222,651
Balance at December 31, 2006	2,500,000	2,500,000	2,500,000	2,500,000	866,573	5,866,573

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Earnings

For the year ended December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $
Revenue (note 3)		
Commissions	1,312,370	3,656,503
Interest	276,850	154,887
	1,589,220	3,811,390
Expenses (note 3)		
Salaries and related expenses	318,155	416,549
Commissions	-	935,895
Professional fees	47,916	52,710
Insurance	3,264	3,086
General	26,916	89,590
Management fees	92,318	378,674
Research fees	-	900,403
Referral fees (includes solicitation and research fees)	63,747	350
Stock exchange fees	478,188	473,866
Information services	23,317	20,204
Licences and software	283,045	301,912
Telecommunications	-	(1,136)
Membership fees	25,137	36,676
Foreign exchange gain	(4,332)	(4,721)
	1,357,671	3,604,058
Earnings before income taxes	231,549	207,332
Provision for (recovery of) income taxes	8,898	(5,707)
Net earnings	222,651	213,039

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $
Cash flows from		
Operating activities		
Net earnings	222,651	213,039
Changes in non-cash working capital items		
Decrease (increase) in accounts receivable	(86,468)	133,228
Decrease in income taxes recoverable	-	21,904
Increase (decrease) in accounts payable and accrued liabilities	72,679	(170,055)
Increase in income taxes payable	4,987	942
Increase in cash and cash equivalents during the year	213,849	199,058
Cash and cash equivalents – Beginning of year	5,671,623	5,472,565
Cash and cash equivalents – End of year	5,885,472	5,671,623
Cash and cash equivalents consist of:		
Cash	130,472	221,623
Short-term deposits	5,755,000	5,450,000
	5,885,472	5,671,623
Supplementary information		
Interest received	199,958	154,887
Income taxes paid (recovered)	3,911	(28,553)

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

1 Incorporation and nature of business

The company was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. It is a member of an international group of companies whose principal entity is Pictet et Cie. The company's business activities include marketing European securities and North American trade execution services for equities and options. In 2005, the company ceased to provide Swiss and European equity research-related services.

2 Significant accounting policies

Basis of presentation

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less short-term operating loans. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Boston Stock Exchange Seat

The Boston Stock Exchange Seat is accounted for at the lower of cost and net realizable value.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company is eligible for various tax credits with respect to qualifying International Financial Center activities. These credits were accounted for as a reduction of the related costs to which they pertain.

Foreign currency translation

These financial statements have been prepared in U.S. dollars. Revenues and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Gains and losses on foreign exchange are included in the statement of earnings.

(expressed in U.S. dollars)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet et Cie.

The statement of earnings includes the following related party transactions:

	2006 $	2005 $
Revenue		
Commissions	1,312,370	1,056,759
Expenses		
Salaries and related expenses	318,155	416,549
Commissions	-	935,895
Management fees	92,318	378,674
Research fees	-	900,403
Referral fees	63,747	-
Stock exchange fees	6,300	9,800

Commissions are collected by Pictet et Cie or Pictet Canada L.P. at the settlement date and remitted to the company.

Cash includes deposits with an affiliated company of nil (2005 – $6,416).

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

(expressed in U.S. dollars)

4 Capital stock

Authorized, unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, without entitlement to a dividend, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued

	2006 $	2005 $
2,500,000 Class D preferred shares	2,500,000	2,500,000
2,500,000 Class A common shares	2,500,000	2,500,000
	5,000,000	5,000,000

5 Income taxes

The company has accumulated losses for federal tax purposes of CA$763,000 which may be carried forward and used to reduce taxable income in future years and for which no future tax benefit has been recognized in the accounts. These losses may be claimed in years ending no later than:

	CA$
December 31, 2009	254,000
December 31, 2010	509,000
	763,000

(expressed in U.S. dollars)

6 Financial instruments

Fair value

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with financial institutions under common control or with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2006 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed interest rate – 5.18% (weighted average)
Accounts receivable	Non-interest bearing
Boston Stock Exchange Clearing Fund Deposit	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing
Income taxes payable	Non-interest bearing

(expressed in U.S. dollars)

7 Capital requirements

The company is a member of National Association of Securities Dealers, Inc. and as such is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934. This rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% of its "net capital", as those terms are defined by the Act.

At December 31, 2006, the company's aggregate indebtedness and net capital were $139,329 and $5,822,621 (2005 – $61,663 and $5,598,366) respectively, giving a ratio of 2.4% (2005 – 1.1%).

The company does not hold client funds or securities nor owe money or securities to customers. However, if inadvertently received, the Company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

Pictet Overseas Inc.

Schedule of Computation of Net Capital

As at December 31, 2006

(expressed in U.S. dollars)

	2006 $	2005 $
Net Capital		
Capital stock	5,000,000	5,000,000
Retained earnings	866,573	643,922
	5,866,573	5,643,922
Cash with related parties and petty cash	-	6,416
Accounts receivable less non-allowable assets	36,738	27,162
Other assets	6,800	6,800
Haircut on foreign currency	414	5,178
	43,952	45,556
	5,822,621	5,598,366
Aggregate indebtedness		
Accounts payable and accrued liabilities	133,400	60,721
Income taxes payable	5,929	942
	139,329	61,663
Ratio of aggregate indebtedness to net capital	2.4%	1.1%

END

Pictet Overseas Inc.

Supplementary Report on
Internal Accounting Control
December 31, 2006

PRICEWATERHOUSECOOPERS


RECEIVED
FEB 2 8 2007
152
WASH. D.C.
SECTION

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 22, 2007

Chartered Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors of
Pictet Overseas Inc.

As part of our audit of the financial statements of **Pictet Overseas Inc.** as at December 31, 2006 and for the year then ended on which we reported under date of February 22, 2007, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material weaknesses in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material weakness. For the purposes of this report, material weakness is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Pictet Overseas Inc. and National Association of Securities Dealers, Inc. and is not to be used by any other party.

PricewaterhouseCoopers LLP

Chartered Accountants



Pictet Overseas Inc.

Supplementary Report on
Computation of Net Capital
As at December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502


RECEIVED
FEB 2 8 2007
162

February 22, 2007

Chartered Accountants' Supplementary Report on Computation of Net Capital

To the Board of Directors of Pictet Overseas Inc.

In connection with Rule 17a-5(a) of the Securities Exchange Act of 1934, we have performed the following procedure with respect to Form X-17a-5, Part II of the Financial and Operational Combined Uniform Single Report ("Focus Report") of **Pictet Overseas Inc.** (the "company") as at December 31, 2006:

> As required under Rule 17a-5(d)(4) of the Securities Exchange Act of 1934, we compared the computation of net capital under Rule 15c 3-1, included as a schedule with the audited financial statements, and the corresponding unaudited most recent Part IIA filing of Form X-17a-5 of the Focus Report dated January 22, 2007 and found them to be materially in agreement.

As a result of applying the above procedure, we did not identify any amounts that were materially different between the Focus Report and the audited financial statements of the company as at December 31, 2006 and the schedule of computation of net capital as at December 31, 2006. However, the above procedure does not constitute an audit and accordingly we do not express an opinion on the Focus Report referred to above as at December 31, 2006.

Our procedures were conducted solely to assist you in complying with Rule 17a-5(d)(4), and our report is not to be used for any other purpose.

PricewaterhouseCoopers LLP

Chartered Accountants

END